UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)

SpringWorks Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001

par value per share

(Title of Class of Securities)

85205L107

(CUSIP Number)

Bain Capital Life Sciences Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85205L107	13D	Page 2 of 4

1	Names of reporting persons BC SW, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 3,081,307 shares of Common Stock
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 3,081,307 shares of Common Stock

11	Aggregate amount beneficially owned by each reporting person 3,081,307 shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.9%
14	Type of reporting person PN

CUSIP No. 85205L107	13D	Page 3 of 4

This Amendment No. 5 to Schedule 13D relates to the Common Stock of SpringWorks Therapeutics, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Person on September 23, 2019, as amended by Amendment No. 1 filed on October 15, 2020, Amendment No. 2 filed on March 11, 2021, Amendment No. 3 filed on August 12, 2021 and Amendment No. 4 filed on September 13, 2022 (the “Initial Statement” and, as further amended by this Amendment No. 5, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2 and 3 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a), (b)	As of the date hereof, the Reporting Person holds 3,081,307 shares of Common Stock, representing approximately 4.9% of the outstanding shares of Common Stock. The percentage of the outstanding shares of Common Stock held by the Reporting Person is based on 62,498,784 shares of Common Stock outstanding as of February 22, 2023, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2022.

(c)	On March 16, 2023, the Reporting Person sold 1,750,000 shares of Common Stock at a price of $28.50 per share pursuant to Rule 144 under the Securities Act of 1933, as amended, for total consideration of $49,875,000.

(d)	Except as otherwise described in this Item 5, no one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Person as described in this Item 5.

(e)	Following the sale of shares of Common Stock on March 16, 2023 described in Item 5(c) above, the Reporting Person ceased to beneficially own 5% or more of the Issuer’s outstanding shares of Common Stock.

CUSIP No. 85205L107	13D	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2023	BC SW, LP

By: Bain Capital Life Sciences Investors, LLC
its general partner

	By:	/s/ Jeffrey Schwartz
	Name:	Jeffrey Schwartz
	Title:	Partner